299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

June 18, 2020

Matthew Derby

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C.  20549

Re: Cityzenith Holdings, Inc. Offering Statement on Form 1-A

                  Originally Filed March 3, 2020

                  File No. 024-11170

Dear Mr. Derby:

We are in receipt of your comment letter dated June 17, 2020, regarding the Offering Circular (“Offering Circular”) on form 1A filed by CityZenith Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, a fifth amendment of the Company’s Offering Circular (“Amended Offering Circular”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 4 to Offering Statement on Form 1-A

Cover Page

1. We note your disclosure that the "Price range of offering [is] being estimated pursuant to Rule 253(b)." However, you state also state that the offering will be at a fixed price and do not provide a bona fide offering price range. Please revise.

The Amended Offering Circular has been revised to reflect a fixed price and not an offering price range. References to an offering price range has been removed.

2. Please note that shares are being qualified, not registered, by this offering statement. Please revise here and throughout the offering statement.

References to “registration” of shares have been revised to state that such shares will be “qualified”.

Selling Shareholders, page 18

3. Your selling shareholder table appears to suggest each selling shareholder is offering all of their shares for sale, but will continue to hold shares after the offering. Please revise to provide the disclosure required by Item 5(d) of Form 1-A.

In accordance with Item 5(d), the selling shareholder table has been revised to correct this error and include the number of shares held prior to any sale, the number of Resell Shares being qualified and the number of shares of common stock and percentage held by the shareholders after the sale, presuming sale of all of the Resell Shares.

General

4. We note that you are seeking to offer shares underlying warrants and convertible debt instruments on behalf of the selling shareholders. Please revise to provide the disclosure required by Item 14(c) of Form 1-A.

The information regarding shares underlying warrants and convertible debt by Item 14(c) has been added.

Presuming the clearance of these comments, we respectfully request a qualification date of June 19, 2020.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate

J. Martin Tate, Esq.